Contact

www.linkedin.com/in/shaun-ziegler-0a0a85158 (LinkedIn)

Top Skills

Marketing
Business
Creativity

Shaun Ziegler

Co-Founder of Upswing Fitness
West Chester

Summary

Passionate entrepreneur looking to change the world through the combination of overall wellness and technology.

Currently building a fitness & wellness platform that empowers the wellness creators by enabling them to monetize their content and build a community of their followers.

Experience

Upswing Fitness
Co-Founder, CGO
March 2021 - Present (1 year 3 months)

Upswing Fitness is a platform that empowers fitness & wellness creators by enabling them to monetize their content and build a community amongst their followers. We facilitate connection and community by providing a space (An Upspace) for wellness creators to lead their tribes and get discovered by new members.

TOS Talks - The Other Side
Host
December 2020 - Present (1 year 6 months)

Ziegs Landscaping
Founder | Owner
March 2015 - August 2021 (6 years 6 months)
Phoenixville, Pennsylvania

Vigit Technologies
Ambassador
October 2019 - June 2020 (9 months)

Vigit Technologies is a transaction based social network for sports gamblers and fans. As an ambassador, I help drive more users to the app, help promote the growing company, and provide feedback on new developments and updates.

Fresh Press Customs
Founder | Owner
August 2019 - April 2020 (9 months)

Fresh Press Customs makes custom shirts, sweatshirts, quarter zips, jackets, koozies, bags, and more for businesses, clubs, teams, fraternities, sororities, and more!

FinPay, L.L.C.
Sales Intern
May 2019 - September 2019 (5 months)
King Of Prussia, Pennsylvania

Finpay is committed to solving the affordability crisis in healthcare by enhancing the patient financial experience through pre-care engagement, expanding healthcare financial literacy, advocating for cost transparency, and offering affordable payment options, all while restoring trust in the American healthcare system. FinPay's team is filled with intelligent, proactive, dedicated leaders who truly advanced my skillsets through my experience working as an intern for them.

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Education

Penn State University
Finance, Economics, Entreprenuership · (2017 - 2021)